Mosaic ImmunoEngineering, Inc.

1537 South Novato Blvd, #5

Novato, California 94947

December 28, 2022

VIA E-MAIL AND EDGAR SUBMISSION

Securities and Exchange Commission

Attention: Mr. David Gessert, Staff Attorney

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re: Mosaic ImmunoEngineering, Inc. - Withdrawal of Registration Statement on Form S-1, File No. 333-262507

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mosaic ImmunoEngineering, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, File No. 333-262507 (together with all exhibits thereto, the “Registration Statement”), effective as of the date first set forth above. The Company has decided not to utilize the Registration Statement for an offering of common stock at this time. The Registration Statement was filed by the Company on February 4, 2022. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Dean M. Colucci of Duane Morris LLP, at (973) 424-2020.

Sincerely, Mosaic ImmunoEngineering, Inc.

/s/ Steven King
Steven King President and Chief Executive Officer

cc: Duane Morris LLP

Dean M. Colucci